Mail Stop 4561

January 9, 2008

Ronald A. Warren, Corporate Secretary
uVuMobile, Inc.
2160 Satellite Boulevard, Suite 130
Duluth, GA 30097
Also by facsimile at: (678) 868-2722

> **Re: uVuMobile, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 31, 2007**
> **File No. 000-26809**

Dear Mr. Warren:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You appear to be soliciting proxies from your shareholders within the meaning of Exchange Act Rule 14a-1(f). Accordingly, if you wish to obtain shareholder authorization for the subject corporate action, you should comply with Regulation 14A. This would include filing your statement on Schedule 14A, rather than Schedule 14C.

2. We note from your filing that you are seeking the written consent of your shareholders in lieu of a meeting pursuant to Section 228 of the Delaware General Corporation Law, and that one method by which shareholders are invited to give consent is by telephone. Please tell us in your response letter why you believe

that the Delaware General Corporation Law allows written consents to be delivered by telephone.

<u>Required Vote; Board Recommendation</u>

3. The penultimate paragraph of the body of your information statement states that approval of the amendment to your amended and restated certificate of incorporation "requires the affirmative vote of a majority of our issued and outstanding shares of *Common* Stock" (emphasis added). However, disclosure elsewhere in your filing indicates that the affirmative vote of a majority of your issued and outstanding shares of "Capital Stock," including common and certain classes of preferred stock, is required. Please revise your filing as appropriate.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (919) 882-1851
Don Locke, Esq.
Telephone: (919) 264-4081